EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

April 14, 2009

VIA IDEA

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Re:	EQ Advisors Trust – Post-Effective Amendment No. 65 to the Registration Statement on Form N-1A (File Nos. 333-17217 and 811-07953)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), EQ Advisors Trust (the “Trust”) hereby requests that Post-Effective Amendment No. 65 under the 1933 Act (Amendment No. 68 under the Investment Company Act of 1940, as amended) to the Registration Statement on Form N-1A, which was filed as IDEA submission type 485BPOS with the U.S. Securities and Exchange Commission on April 10, 2009 (Accession No. 0001193125-09-077159) to register shares of a new series of the Trust, the AXA Growth Strategy Portfolio (the “Post-Effective Amendment”), be withdrawn. The Trust requests the withdrawal of the Post-Effective Amendment because it incorrectly indicates its effective date. The Trust confirms that no securities have been sold in connection with the Post-Effective Amendment. The Trust intends to file a Post-Effective Amendment to register shares of the AXA Growth Strategy Portfolio on April 15, 2009.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 314-5280 or Mark C. Amorosi of K&L Gates LLP, counsel to the Trust, at (202) 778-9351.

Sincerely,
EQ ADVISORS TRUST
By:	/s/ William MacGregor
William MacGregor
Vice President and Assistant Secretary

cc:	Sonny Oh, Esq.
Division of Investment Management

Patricia Louie, Esq.
EQ Advisors Trust

Clifford J. Alexander, Esq.
Mark C. Amorosi, Esq.
Andrea Ottomanelli Magovern, Esq.
K&L Gates LLP